UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 21, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the transcripts related to the presentation of the Second Quarter 2021 Results of UBS Group AG and UBS AG and related Q&A session, which appear immediately following this page.

Second quarter 2021  results

20 July 2021

Speeches by  Ralph Hamers, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  second quarter 2021 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Ralph Hamers

Slide 3 – Key messages

Thank-you, Martin, and good morning to all of you in this call today.

It's a good day at UBS.  Momentum, as you can see from the results, is strong across the firm.  And we're proud to support our clients as they navigate today's environment with news every day.  At the same time, we're focused on growth, evolving our portfolio of strategic initiatives, executing also the ones already in flight and working on others to make sure we consistently deliver on the growth and the return potential of our business.

Our sustained business momentum drove strong financial performance across our businesses in the second quarter, as you can see from the headlines.  The net profit raised [edit: rose to] $2 billion.  And return on CET1 capital was nearly 20%.

Slide 4 – We are executing relentlessly for our clients

The second quarter -- and it's Slide 4 I am right now.  The second quarter was characterized by a further improved economic backdrop, really supporting momentum across.  Investors are wrestling with the conundrum of the highest U.S. inflation in 30 years.  Equity markets are at or near all-time highs.  10-year US bond yields back at below 1.3%.  So there's a lot of things happening at the same time.  Our House View on this one, though, is that we are constructive on risk assets, and we see value in appropriate diversification in portfolio construction.

In this environment, we seize the opportunity, as you can see by the results, to drive value for our clients.  We delivered growth across the firm.  Our growth is underpinned by the trust of our clients that continues to be in place in our people and in our firm.  Net [edit: new] fee generating assets in Wealth Management were $25 billion as you can see and positive in all regions.  So you see the momentum literally everywhere.  Now the strength in net [edit: new] fee generating assets this year was driven by acceleration in mandate inflows, which year-to-date, we're already 40% higher than the whole of 2020.  And consistent with our advice, over two-thirds of the inflow in discretionary mandates have been in the flagship sustainable investing mandate where it is available.

The low interest rate environment makes it attractive for our clients to finance their homes, their businesses or create a liquidity buffer for all unforeseen events.  And this drove $7 billion of net new loans with private wealth clients, mostly collateralized by securities, and that's in the Wealth Management area.

The hunt for yield meant that clients continue to be actively engaged in structured products and alternatives.  We're seeing this across our client base and across regions as well.  And that contributed, and you can see that here, to a 16% increase in transaction-based income.

In Asset Management, we recorded $2 billion of net new money.  $9 billion if we exclude the money markets as some of our clients rotated out of US money markets.

On the institutional side, revenues in Equities increased by 23% with increases in both cash equities, a real good quarter, and equity derivatives.  In cash equities, in particular, we benefitted from higher volumes in Asia Pacific and market share gains in EMEA.  On the FRC side, revenues declined by 56%.  And you can well remember the same quarter last year when that was -- when we really performed well in that.  Specifically in FX, we had an extraordinary quarter last year, and that makes for a tough comparison to this quarter.  But we have gained from market share -- we have benefited from a market share gain that we built up during 2020 and continues to go, but spreads and volumes have declined.  Revenues and rates and credit also referred to more normalized level, as you know, but remained at higher levels than before the pandemic.  We had also a good quarter in prime brokerage.  We grew balances against last quarter with every element of prudence, I must say.  As you'd expect, as a market leader, we've had opportunities to take on new clients and have even deeper relationships with some of the existing clients.

On the corporate side, our clients are dealing with industry changes coming out of the pandemic.  Scale for most industries has become even more important, as is sustainability.  And of course, many companies have come to realize that the digitalization trend has only accelerated during the pandemic.  So they're all looking at digitalizing their business models.  At the same time, funding markets are favorable.  Management teams are optimistic and that’s a fertile ground for M&A.  And we're supporting our corporate clients as they are strategically positioning for this post-pandemic world.  Now as a result, our Advisory revenues were the highest on record.  Capital Markets revenues were the highest since 2014, up more than a third against last year.

Lastly, Switzerland.  In Switzerland, more and more of our personal clients are putting their money to work in investments.  Just last quarter, we saw another nearly 900 million of Swiss francs flowing into investment products, and that's an annualized growth rate of 16%.  We've also been able to continue the steady growth of our -- the steady growth of our loan book.  This quarter, we extended 600 million of mortgages to personal clients in the Swiss business.

The dedication and energy of our teams this quarter has really stood out.  They worked tirelessly to provide clients with the best possible advice and execution as -- with, the conundrums that are there, they have to make the right decisions.  And no other firm like UBS can advise clients in all areas of investment opportunities.  In my client meetings, I'm regularly complimented on the efforts that our colleagues put in, in providing the ideas and also giving their advice.

Slide 5 – Delivering on the core elements of the ecosystem for investing

Now turning to Slide 5 on the evolution of our strategic initiatives, to strengthen our ecosystem for investing.  Just to discuss a couple here, starting with private markets.

Expanding our private market alternatives offering is a priority for us in building the ecosystem and making sure we have literally all providers possible in order to match with the demand of our clients.  We see that our clients are still hunting for yield, and that actually accelerated the investments in this asset class for private markets.  But our early focus also allowed us to really answer this explosive demand in this area. This year, we made further progress.  For example, we expanded our collaboration with Partners Group here in Switzerland.  In June, we raised over $1 billion for a single secondary fund from another top-tier partner and a player or provided to our ecosystem.  And direct and co-investments for ultra and GFO clients tripled compared to the first half of last year.  Through these initiatives, our private clients benefit from our large scale and our sourcing capabilities for the right product and get institutional level access and pricing.  And issuers benefit from our distribution network as well.  It's literally platform economics 101, I would say, and the basis for our ecosystem.  So the more providers we have in our platform, the more clients will be interested to join us.  The more clients we have, the more providers want to join our ecosystem.  And we're in the middle of that.  So I think it's -- that's exactly what we're trying to build, that strategic imperative number one, if you remember from our presentation last quarter.  So just to sum it up on this one.  During the first half year, we facilitated more than $18 billion of investments into private markets from private and institutional investors.

Secondly, our integrated separately managed account offering between Asset Management and Global Wealth Management in the US also continues to attract inflows, another $17 billion over the last 6 months, in fact.  And the total invested assets in SMAs now passed $110 billion dollar mark in the second quarter.  So you see offering the One UBS and making sure that we really look at the capabilities that we have in-house in order to support our clients is also successful.

Now thirdly, the topic of sustainability.  It's truly an ever-increasing, important topic for our clients and for us clearly as an institution, but also as an adviser.  And that's why we have been focused on this over the last couple of years, and it's a true opportunity for the future.  Just to provide you some more context, another paper came out by the International Energy Agency, and they actually estimate that the cumulative clean energy investments that are needed in order to reach carbon neutrality by 2050 are well over $100 trillion dollars.  So plenty of room for us to play in that field there.  As an investment firm, and at the forefront of climate-related investing, we want to be the go-to institution to invest in the energy transition.  I think with the role we play and the position that we have, we can really accelerate that and support our clients in that.  And the numbers that I just mentioned, they show the potential that our -- that is there for us to seize.

Now moving on. Our managed SI mandate, Sustainable Investment mandate in Global Wealth Management, attracted another $8 billion on the back of all of this in the first half year.  And that's also already more than the whole of 2020.  Meanwhile, invested assets for the sustainability or impact focus in Asset Management increased by a third to $129 billion year-to-date.  And with this, our climate aware strategies reached $20 billion within that portfolio.  So you really see fast growth on the sustainability side, whether in the Wealth Management sphere or the Asset Management sphere.  A lot of money going into that direction, and we are the perfect vehicle to make sure that that is going to the right projects or invested into by our clients.

Next one is My Way.  The mandate inflows in My Way have also picked up speed.  Just to maybe -- to give you a bit of background behind My Way again.  I think My Way is part of our future.  It is all about making the investment service personalized, relevant, on time and seamless.  It is personalized.  It is basically a dashboard that the clients and our client advisers can use to change the portfolio.  And they see real time adjustments to their expected return and risk.  So with that, they can actually put their portfolio together as they want.  So therefore, it is completely personalized, and it's super easy to use.  And it gives full transparency on performance and costs.  Invested assets on this platform now tripled to $4 billion dollars -- to over $4 billion dollars actually, $4.2 billion to date, and that's across more than 3,000 clients.  And we're planning to roll it out in additional regions in the coming quarter.

Lastly, scalability, operating leverage.  The scalability of our investment platform enables us to grow efficiently.  You can understand with all this volume and these clients coming through and client advice coming through, that scalability is an important factor for us to grow.  And you see that here at work with roughly the same number of advisors, we have accelerated the conversion into fee-generating assets and compared with the first half of 2020, the net new fee-generating assets more than tripled for our clients.  At the same time, we also have seen significant growth in loans and transactions.  And this points to significant productivity gains across our platform as well.

And as you can see, if you just take this slide, and it's one slide that summarizes how some of the initiatives that we have taken -- strategic initiatives that we've taken, how they're actually kind of developing, and you see that we're making real progress in maintaining and accelerating the current growth.

At the same time, as I said also last time, we do see opportunities for greater efficiency and improvement in processes from further simplification in our activities, from further digitalization in our activities as well.  So you can expect us to continue to focus on growth on one side, but on efficiency as well and to continue to invest in these.

Slide 6 – All regions contributing to growth and efficiency

Now how did the regions do?  Because in the regions, that's where the One UBS comes together.  And as you know, our strategy is really to deliver the best of UBS, regardless of the business division, regardless of where the client sits versus [edit: where] the capability sits.  And if you bring that all together, you see very strong results.  And therefore, we also take the regional perspective to show you.

So in each of our regions, we are focused on that, bringing it together.  And you see that no matter where we are on the globe, all regions are doing really well.  Half of our profits are generated in Europe and in Switzerland, and the other half in the Americas and Asia Pacific.  And that shows also the diversification benefit that we have in the portfolio. And over the last couple of years, that has really helped us as well.

Within our global portfolio, though, as we indicated 3 months ago, we are really looking at accelerating our growth in the US and in Asia Pacific because we expect the wealth pools to grow there the fastest, and that's what we want to kind of benefit from.  So that's where we will make most of our investments.  Although the growth is to be expected from these two regions, clearly, we will also be focused on improving profitability and the client experience in our European franchises because they're important to us as well.

As our second quarter results show, we are on the right track.  In all regions, we recorded the highest profits in over 5 years.  Our profit margins increased in each region as well.

Slide 7 – Financial results overview

Now the summary then from my side, and then Kirt will go into more details, and then we will turn to questions -- Q&A.

You see that our business momentum, our focus on growth, relentless execution, the evolution of our strategic initiatives, all of this has led to another strong financial quarter, as you can see in this overview, Slide 7.  Operating income was up 21% in the second quarter with all regions and all businesses contributing to the increase.  That drove a 63% increase in net profit and a more than 19% return on CET1 capital.  The cost-to-income ratio decreased by 4 percentage points to just below 72%.  We grew tangible book value per share by 40 cents or 3% sequentially.

And to summarize, the momentum is on our side.  We have no intention of letting go of this.  We are focused on our clients, and we're focused on developing our strategic choices and implementing them.  We're eager to make the most of our future to unlock the full potential of UBS.

With that, Kirt?

Kirt Gardner

Slide 8 – 2Q21 net profit USD 2.0bn; 19.3% RoCET1

Thank you, Ralph.  Good morning everyone.

Net profit for the quarter was 2 billion, translating into a 19.3% return on CET1, a 15.4% return on tangible and driving 2.5 billion in CET1 accretion.

All business divisions and regions contributed to PBT growth.

PBT of 2.6 billion was up 64%, driven by 11 percentage points of operating leverage.  The cost-to-income ratio improved by 4 percentage points to just below 72%.

Our 2Q results include net credit loss releases of 80 million, and I’ll comment on that later.

The headwind to PBT from FX moves was limited to around negative 20 million.

Slide 9 – Executing our cost strategy

Turning to expenses.  In the first half of the year, operating expenses – excluding variable and FA comp, currency effects, restructuring and litigation – were up around 1%, mostly reflecting investments in technology.

Net restructuring expenses in the quarter were 90 million.  Gross restructuring costs of around 150 million were partly offset by curtailment gains of almost 60 million in relation to the Swiss pension plan, reflecting a reduction in the number of covered employees.

For full-year 2021, our guidance is unchanged: we will still expect to see our costs – excluding variable and FA comp, currency effects, and restructuring [edit: and litigation] – up around 1%.

Slide 10 – Delivering attractive returns and improving efficiency

Our continued and consistent focus on managing expenses has helped us deliver steady improvements in both cost-to-income ratio and return on CET1 capital.

Slide 11 – Global Wealth Management

Moving to our businesses.  GWM delivered its best 2Q pre-tax profit on record, with double-digit growth across all regions, the highest 2Q profit in APAC and the best ever quarter in the Americas.  With a constructive market backdrop and as GWM continues to execute on the plans we set out early last year, we are supporting clients with advice and solutions, driving strong sales and transactional activity.  We continue to deliver on our clients’ liquidity, longevity and legacy needs through our UBS Wealth Way framework and with our unmatched intellectual capital and solution set.

PBT increased 47% to 1.3 billion, mainly driven by higher recurring fee income and increased transaction income.

Operating income growth outpaced expenses by 7 percentage points, our eighth consecutive quarter of year-on-year positive operating leverage.  The cost-to-income ratio improved 3 percentage points and our net margin on invested assets increased by 2 basis points.

Positive momentum in lending has continued in the second quarter.  Net new loan volume was 7 billion with contributions from all regions, and highest in the Americas.  Year-to-date, we have had net new loans of 18 billion, almost entirely from Lombard and mortgages.

Net new fee-generating assets were 25 billion, an annualized growth rate of 8%, and positive across all regions.  Our annualized first-half net new FGA growth rate was 10%.

We have delivered on eight consecutive quarters of sustained business momentum with year-on-year growth in PBT, underpinned by at least six quarters of year-on-year increases across key client activity metrics, such as net new lending and client transaction revenues, and with over 100 billion net new fee-generating assets.

Slide 12 – Global Wealth Management

Moving to income.  Recurring fees grew 30%, driven by higher average fee-generating assets, and were up 5% sequentially, supported by net inflows.  In the quarter, we have also seen client investments into mandates linked to the CIO’s Longer-Term Investment Themes passing the 20 billion mark, including the Future of Humans and the Future of Earth funds.

Net interest income was up slightly year-on-year as 29% increase in lending NII, supported by 37 billion in net new loans over the past year, offset a 26% decline in deposit revenue.  Sequentially, NII increased 3% as we fully absorbed the impact of lower US dollar interest rates and benefitted from 7 billion of net new loans in the quarter.  For the third quarter, absent any interest rate headwinds, we anticipate another slight increase in NII sequentially, driven mostly by lending.

Transaction-based income rose 16% even against the strong 2Q20, driven by higher client engagement in structured products and alternatives.  As a reminder, we expect normal 3Q seasonality in the coming quarter, unlike last year, when we saw elevated client activity levels.

Slide 13 – Global Wealth Management

While constructive markets continued to benefit our top line in 2Q, our consistent performance in driving net new fee-generating asset growth over several quarters has contributed to higher levels of recurring fee and transaction income.  Our interactions with clients drove net investments of 84 billion in FGA products over the last four quarters, primarily from flows into our separately managed account offering in the US, and our discretionary, advisory and trading mandates in our Swiss and international businesses, generating around 400 million of incremental recurring revenues on an annualized basis.

FGA gross margin was 82 basis points, down 4 basis points year-on year, primarily driven by trends that we have previously highlighted, including the continued growth from ultra-high net worth clients where we trade lower margin on invested assets for better P&L margin.  The proportion of total mandate volume in the Americas held by ultra-high net worth clients has increased from 38 to 45 percent over the past two years, consistent with our strategy.

Sequentially, FGA margin decreased by 4 basis points, primarily reflecting seasonally lower transaction activity.

Slide 14 – Personal & Corporate Banking (CHF)

PBT for P&C doubled to 456 million Swiss francs.  Including 42 million CLE releases, the results benefitted from a number of items that won’t necessarily reoccur, which total around 90 million.

Operating income was up 31%, driven by the aforementioned CLE releases and other one-time items, a rebound in transaction revenues and momentum in recurring revenue.

Transaction-based income increased 27% as revenues from credit card and foreign exchange transactions have partially recovered, reflecting an increase in travel and leisure spending by clients.

Recurring net fees reached a new high this quarter, primarily on higher custody, mandate and fund fees.  Supportive market trends together with persistent negative interest rates provided good opportunities to effectively engage with clients who seek alternatives to cash deposits.  During 2Q, investment products grew as a proportion of client assets in Personal Banking, supported by around 900 million of net new investment product flows.

As US dollar interest rate headwinds have mostly abated, NII has stabilized over the last two quarters, helped by around 1.4 billion of net new loans in Personal Banking in the first half.

Operating expenses in 2Q increased by 4%, on higher investments in technology and variable compensation accruals.

Related to our sustainability focus, we launched a sustainable offering called Green Mortgages on UBS Atrium, making our real estate platform for investment properties the first one in Switzerland that actively promotes sustainable real estate financing.

Slide 15 – Asset Management

Asset Management delivered year-on-year PBT growth for the ninth consecutive quarter.  2Q PBT was up 62% to 255 million dollars.  Excluding the 37 million gain on the sale of our remaining minority investment in Fondcenter, PBT would have been up 38%.

Operating leverage was positive 15%, driving the cost-to-income ratio down 8 percentage points to 62%.

Net management fees were up 31%, driven by both market appreciation and nearly 200 million of net new run-rate fees over the last twelve months.

After a few exceptional quarters, performance fees decreased to a more normalized level of 40 million.

Net new money in the quarter was 9 billion excluding money markets, and 87 billion over the last four quarters, or an 11% growth rate.  Invested assets rose to nearly 1.2 trillion.

Slide 16 – Investment Bank

The IB delivered PBT of 668 million, up 9%.  The return on attributed equity was 21%.

Global Banking had an outstanding quarter, with revenues up 68%, outperforming the global and regional fee pools.  This was a particularly good quarter for investment banking: market conditions were favorable and offered an abundance of opportunities.  While we remained disciplined in deploying balance sheet, we were able to capture many of these opportunities and support our clients.

Advisory recorded its best revenues on record, benefitting from a number of sizeable deals.  Equity Capital Markets was up 87% driven by higher levels of ECM issuance across all regions, led by IPOs and follow-ons.  Our Debt Capital Markets business rose 18%, supported by momentum from the joint venture with Banco do Brasil launched in October last year, and against a contraction in the global fee pool.

Global Markets revenues decreased by 14%, despite the IB delivering its best 2Q for Equities since 2015.  Higher equity derivatives and cash equity revenues were more than offset by lower income from rates, foreign exchange and credit products in more normalized market conditions compared with the prior year, where we saw elevated volatility and volumes.

Operating expenses were broadly flat excluding currency effects, litigation and restructuring.

Slide 17 - IFRS 9 credit loss (expenses) / releases

As I mentioned earlier, we booked net credit loss releases of 80 million in the quarter.

Updated macroeconomic factors would have informed an aggregate 273 million release of Stage 1 and 2 CLE over the past four quarters.  We applied a management overlay of 183 million, and released 91 million, or a third of the total.  This decision reflects the continued positive trend in underlying macroeconomic factors, while acknowledging the persistent uncertainty surrounding the long-term effects of the pandemic, along with concerns related to uneven vaccine distribution and the recent spikes in new variant cases.

Stage 3 CLE was again small at 8 million.

Slide 18 – Capital and leverage ratios

During the quarter, we generated 2.5 billion in CET1 capital and increased our CET1 capital ratio to 14.5% and our CET1 leverage ratio to 4.09%.

We’ve completed 1.4 billion of buybacks year-to-date, and we will resume repurchasing shares shortly, with the intention of buying back 600 million during the third quarter.

Slide 19 – Purpose slide

At the end of our presentation, we wanted to leave you with a reminder of our purpose, our client promise, our vision, and our strategic imperatives.  We are working diligently to deliver these every day.

With that, we can now open up for questions.

Analyst Q&A (CEO and CFO)

Jeremy Sigee, Exane BNP Paribas

Thank-you very much, good morning.  I just wanted to, first of all, pick up on the last comment you made.  You talked about share buybacks, and that's very helpful to know that you're intending $600 million in the third quarter.  Because I noticed, obviously, you slowed in the second quarter, and I just wondered if you could talk about your thinking in terms of the pace of buybacks, both the $600 million and the sort of $400 million in 2Q are both lower than 1Q and your capital ratios are getting very high now.  So I just wondered if you could talk about that.

And then the second question is just whether you're seeing any regulatory reactions to the Archegos situation from 1Q, whether in terms of risk limits or risk weightings or anything like that, affecting your prime brokerage business. Thank-you.

Ralph Hamers

Okay, Jeremy, thank-you.  It's Ralph here.  I'll take the second one, and Kirt will take the first one on the SBB.  So we haven't announced any capital -- any regulatory enforcement measure, whether it's on capital or risk-weighted assets or limits, whatsoever.  Clearly, we have finalized our review and shared that also with all the regulators, as you know, because we're really keen to understand what happened across the different parties here and in the market.  So that's what we've done.  But we haven't announced anything.

Kirt Gardner

Yes.  And thank you, Jeremy.  And as you observed, we repurchased the $300 million in the second quarter; $1.4 billion year-to-date.  And also I confirm the $600 million for the third quarter.  And really, there's nothing to read into that, just we are currently holding, of course, excess capital, which is a luxury problem, a high-class problem – or opportunity, I should rather say.  Our intention still remains to return all excess capital above the 13% guidance, and that's what we intend to do over the upcoming quarters.

Jeremy Sigee, Exane BNP Paribas

Okay, thank-you.

Stefan Stalmann, Autonomous Research

Yes, good morning gentlemen.  I wanted to first ask about the broader regulatory and political environment in Switzerland.  Some deputies in the national council have tabled fairly radical ideas for systematically important banks on bonus payments and capital requirements.  Do you think this could realistically go anywhere, please?

And the second question – and I'm trying to ask this as politely as possible – and I don't expect any numerical answer.  But one of your major competitors has clearly been struggling in the last couple of months.  And do you think this has helped your business in the second quarter in any material way?  Not necessarily in P&L terms, but also in terms of attracting new clients and hiring staff?  And if it has helped, which areas would you highlight, please, in very general terms?  Thank-you very much.

Ralph Hamers

Yes. Thank you, Stefan.  Stefan, you are alluding to a discussion in parliament regarding you know -- how to go about systemically important banks.  On one side, we had the SNB report, which basically showed that the banks in Switzerland are in a very good shape.  The right reserves from many different perspectives are well managed.

On the other side, clearly, there was an event there that also hit the Swiss banks.  So that's going to spark to the discussion amongst parliamentarians as to whether further regulations or regulatory changes were necessary.  That was the discussion.  It's very much one that is -- well, it's more like a partial, like a party-related discussion.  There's some -- one party that is looking at this.  But at this moment, that is not an active discussion.  But you never know.  So -- and clearly, we're staying in touch, also showing everything that we have done.

Let's be honest, all banks have done really, really well in terms of restructuring, in terms of complying with new regulations with much higher capital standards, with deferrals in bonus schemes, et cetera, et cetera, et cetera.  So we feel that the current environment is one that is well suited for all of us.  That's one.

On the other question.  You know, clearly, if you focus on what you want to do – and we're very focused as to what we want to do – we have come out to say that we want to be the global ecosystem for investing.  We've come out to say that we really want to grow and that we will put our chips from a growth perspective on the US and Asia.  That if we grow faster than the market, which is what we do and what we feel we're doing in the current business momentum, that goes to the detriment of our competitors.  I can't say whether that is related to a particular competitor or not.  It's not like we're going actively after that.  We are recruiting in Asia, for example, but there is competition all around for good people.  But there's no particular kind of area where we have benefited from competitors that may be struggling at this moment.  That's not how we go about this either.  I mean, we know what we want.  We know what we focus on, and that's our clients and relentless execution.  And we take market share across the Wealth business,  but also over the last couple of months, we've also taken a lot of market share or quite some market share in the Investment Bank.

Stefan Stalmann, Autonomous Research

Great, thank-you very much, very helpful.

Kian Abouhossein, JP Morgan

Yes, thanks for taking my questions.  The first one is on Page 7.  You clearly outlined your targets against what you have achieved.  And clearly, you're beating your targets across the board as you indicate.  And I'm interested in how we should think about targets.  You said you would give an update with the full year results.  But clearly, if I look at the numbers that you're achieving, it's a huge step change.  Is this just market related in your view?  Or should we think about something has really changed in the return profile of UBS going forward?

The second question is related to US Wealth.  I mean, you've done well.  So have your competitors in the US.  If I look at your pre-tax margin, it's still much lower than some of your top competitors.  So I'm just wondering your market position relative rather than absolute, how do you see it and how do you see it going forward as competition has been heating up from some of the money-center banks in the brokerage area?

Ralph Hamers

Yes.  Thank you, Kian.  I'll take the first, and Kirt will take the second question.  So on the first one, it's clear that the first two quarters of this year, actually, the last five, six quarters, but certainly also the first two quarters of this year, we're showing momentum.  We're showing momentum on the back of a good market development for us, for our model, but we're also showing up momentum because of our focus on serving our clients.  And that's what you actually see coming through now.  We have a platform, and we really want to use the scalability of that platform to the max, whether that is on the wealth side, on the Asset Management side or the Investment Banking side.

And if you look at some of these numbers in terms of the improvement on the cost/income ratio or the return numbers, it is that we are very disciplined, for example, in using our capital allocation.  You know that in the Investment Bank, we are super disciplined in pricing and the use of capital.  And that is what you have seen coming through in terms of the return on adjusted [edit: attributed] equity of more than 20% just in this quarter.  But you know, that same discipline we have in terms of allocation of capital and pricing everywhere.  So that is what you see coming through here.

Now the reason why we indicated in the first quarter that we would come back on the back of the fourth quarter with KPIs is because at the same time, when we're doing well and focusing on implementing our strategic initiatives, new parts of the strategy may come available.  And when ready, we will certainly inform you.  And we are planning then to give you a full update on all of these strategic initiatives.  So beyond the first quarter announcement as to our strategic imperatives, some of the updates I gave you today on how we're doing as an ecosystem, but also some more specific plans that we have for regions and some of the activities,  we want to round it up in one kind of discussion with you as to new KPIs around financials and commercial developments.  So that's why we would be looking more towards the fourth quarter for that.  Thank-you.

Kian Abouhossein, JP Morgan

So there will be an Investor Day as I understand?

Ralph Hamers

There will at least be an update on our financial KPIs.  But I'm also keen to see all of you.  So at a certain moment, we should also have an Investor Day.  But that is not planned as we speak.  We really want to make sure that we can do that in a more physical way as well and when the story is complete.

Kian Abouhossein, JP Morgan

It was worth a try.

Kirt Gardner

Yes, Kian.  And to address your second question.  If you look at our US business, just firstly, of course, as Ralph has highlighted again, and as we indicated during the first quarter, the US is a market where we are focused on investing and on growth.  And we believe that the trajectory for us there is very, very attractive and that we have opportunities across all three of our businesses.  And indeed, we also believe that we have been consistently improving and generating a very positive momentum in the US.

If I just refer to our Wealth Management business overall, I think, firstly, if you look at -- we'll take second quarter 2017, when our PBT was on an annualized overall trajectory of just over $1 billion.  Now if you contrast that with the second quarter of this year, we delivered our best quarter ever in our Wealth Management business in the US.  Our trajectory is $2 billion.  So we doubled overall the annual PBT trajectory of our business.  Over that same period, we improved, we reduced our cost-to-income ratio from 87% to now below 81%.

And I think also, if you look at the momentum that we're generating in loans during the first [edit: second] quarter, $5.3 billion of net new loans, and that follows a very strong first quarter. In addition to that, if you look at our net fee-generating assets in the Americas at $14 billion for this quarter and $48 billion, as highlighted on Slide 13, over the last 12 months, for an annualized growth rate at 7% – so we feel very, very comfortable that our trajectory is going to continue to allow us to show positive operating leverage to improve our margins and to generate very attractive returns.

And I would maybe just close in reminding you that, of course, we do not pay cash taxes on our earnings in the US.  And so naturally, we're looking to generate as much earning momentum as possible so that we can fully utilize the NOLs and the DTAs to shield all of our taxes in the US.

Kian Abouhossein, JP Morgan

Thank-you.

Anke Reingen, RBC

Thank-you very much – and good morning – for taking my questions.  The first is on the gross margin in Wealth Management, which declined quite a bit, and you gave some indication of the drivers.  So I just wonder if that's an artificially low level and it should recover next quarter, everything else being equal?  Or should we really stay at that level?

And then secondly, you highlighted a few times your strength in sustainability investing and the client interest.  And I just wonder, is this -- you think you're sort of like taking market share in that space because you have the right client base, they're interested?  Or is it more that you’re benefiting from a general interest?

And I just wondering if you can talk a bit about the gross margin of the sustainable products.  Are they quite similar to other products with a similar asset mix?  Or are they lower?  And also on the net margin, given it probably requires a bit more work to find those assets.  Thank-you very much.

Ralph Hamers

Thank you, Anke.  So on the margin, on net new -- on fee-generating assets, there's a couple of things here.  So you see quarter-on-quarter, this margin going down by 4 basis points.  And that is because of going into some lower-margin mandates.  For example, we see in the US, the inflow in separately managed accounts, which is very popular, which were up to $110 billion as we speak.  So it's a real popular and strong offering to our clients.  And the margins are -- this is zero fee-based.

Then on the sustainability side, also as part of this is sustainable mandates that we have.  They don't allocate to hedge funds.  So that's also where the margins are a bit lower.

Then we also launched a professional market access agreements for our top clients so that they get professional services, which are also a bit lower on margin.

But the point here is that in all of this, we see that we are gaining market share specifically also in the higher wealth bands, if you may.  And with that, we may lose a bit on margin, but we gain on profit before tax.  Our focus, as we've also indicated last quarter, in the wealth space and certainly also in the US is that we want to improve our profit before tax, and that's what we're looking at.

Specifically on the sustainability category, so more of your questions there.  Honestly, I don't know whether we're gaining market share or not.  I know for one that we are and we have a reputation – as an institution – to uphold.  We've always been a first mover on sustainability as an institution.  We were also a first mover as a wealth manager in advising our clients to go into the sustainable alternative solution rather than the normal alternative.  And then we made that our preferred investment option six months ago.  And that's what you see happening here.  So you see quite some client demand for a good combination of return and impact.  And there is more demand than what we can supply at this moment in time.  So we see that that's a very well sought-after investment opportunity.

Kirt Gardner

Maybe if I could just add to a couple of the points that Ralph made, just regarding our gross margin.  Firstly, as he highlighted, the net new fees and mandates that you see on the inflow side, while they come in at a lower overall margin than our back book, and Ralph mentioned a couple of examples, they're very accretive overall to our revenue growth.  In fact, we generated, and I highlighted this, $400 million of net new revenue through the net fee-generating assets inflows over the last 12 years [edit: months] annualized.  And then as Ralph mentioned, the PBT focus, I would just again highlight what you see clearly on [edit: Page] 11.  Our PBT is up 47%, invested assets up 25%, and our net margin on our invested assets improved 2 basis points from 14 to 16.

Anke Reingen, RBC

Okay, thank-you very much.

Alastair Ryan Bank of America

Thank-you, good morning.  Great numbers.  Well done.  Quite rare for UBS to have good numbers in the IB without also applying more capital there.  And that's probably part of what the market is welcoming today that all of the extra capital you're putting into Wealth Management, your highest-margin business.  Can I over-attribute that quarter's results into future periods?  Or that's just how things worked out in the quarter, and you're still quite happy to grow the IB balance sheet?  Thank-you.

Ralph Hamers

No.  I think, Alastair, you know how we go about supporting the IB business.  I'm going back to our vision to build this global ecosystem for investing, and the IB capabilities have a role to play there.  We see that more and more clients need top professional services, which we have in terms of capabilities in the Investment Bank.  And that's where the story of One UBS comes out, and that's also what gives – next to the market developments – quite some momentum into the Investment Bank.

This quarter per se clearly also had a good result on the banking side, a record result on the banking side, both on the advisory as well as the capital markets side of it.  And it did not necessarily have to come on the back of the use of the balance sheet in lending, for example.  So it was a very strong quarter from that perspective.  It shows that what we have been changing over the last couple of quarters in terms of our focus on the banking side, in terms of the sector focus and the teams that we really focus on our clients – that you don't always need capital in order to get the mandate.  And we just have a very good team.  And we are gaining market share actually in that business.

And overall, as you know, our -- basically, our guidance in terms of a cap on the capital usage for the Investment Bank still stands at one-third.

Alastair Ryan Bank of America

Thank-you.

Nicolas Payen, Kepler Cheuvreux

Yes, good morning.  Thanks for taking my questions.  I have two, please.  The first one would be on the fact that UBS has been said to be among the last runner up for NN Investment Partner, and I would have liked to know what will be the strategic rationale behind this kind of acquisition, especially that you have mentioned Asia and America as being the growth areas?

And the second question would be on digital assets.  I would like to have your view, Ralph, on what it could bring to your clients, what clients are demanding in terms of offering and what UBS could do in that area?  Thank-you very much.

Ralph Hamers

Nicolas, could you repeat the second question?  What kind of assets?

Nicolas Payen, Kepler Cheuvreux

Digital assets, so tokenization, non-fungible tokens, what UBS could offer in this area?

Ralph Hamers

Okay good.  Thanks.  Hey, Nicolas, as you know, we don't comment on rumors.  So in terms of what the markets kind of discussed, what is happening or who was looking at who; we don't comment on that.

Just to kind of maybe to – paint a picture, if we were to consider inorganic additions, we would look at them from a scale perspective or from a capability perspective.  Specifically, if it is about capabilities, the location may not be the point, because if those capabilities we can use globally, then it would still be something to consider – whether that is in the Asset Management sphere, in the technology sphere or any other sphere.

Now to your second question, we do see an increased demand in virtual assets, more particular crypto.  We are cautious.  We are very cautious there.  And the reason for that being is that we still find it difficult to see the fundamental value of some of these investment opportunities.  Therefore, we feel that they are more speculative than an investment opportunity.  And if clients want to kind of allocate a percentage of their portfolio to it, it is their decision.  But we are very cautious in it.

Kirt Gardner

Maybe I could just complement what Ralph mentioned.  However, of course, in terms of the underlying technology, we do feel that it is compelling.  And if you look at blockchain, it certainly is an area that we are investing in across our businesses, including, of course, what could come out of the tokenization of assets and how that could facilitate the efficiency of markets.  That's an area we're very focused on.

Ralph Hamers

Absolutely.

Nicolas Payen, Kepler Cheuvreux

Thank-you.

Amit Goel, Barclays

Hi, thank-you.  So I've got one follow-up question and one other.  So the first question is just, I mean, following up on the commentary about the capital build, and maybe touches on the last question a little bit.  Again, I'm just kind of curious why the group isn't kind of buying back more stock at this stage or accruing for more buybacks?  I'm just wondering, I mean, are we kind of waiting for a kind of a more favorable outcome on the French case?  And does that have any bearing?  So just essentially curious on the pace of potential capital return.  And then also with a bigger capital cushion, does that also change your thoughts on inorganic kind of activity and potential acquisitions?  So that's the first question.

The second question is just going back to your outlook comments with respect to Q3 versus Q2 and investor concerns.  At this stage, how significant do you think that is versus just making, I guess, the outlook a bit more cloudy at this point?

Ralph Hamers

Thank you, Amit.  On the second one, and as Kirt already indicated in his speech, we actually think that the third quarter, we will continue the momentum, but the client activity will be a little bit lower in comparison to last year.  But the momentum will continue to be there.

We see our clients, and now I'm talking about the investor side of the clients here, that are as optimistic -- more optimistic than ever, actually, across the globe.  Clearly, this is on the back of economies opening up.  Lockdowns are a little bit behind us, vaccinations going up.  Of course, there are some uncertainties.  They see the uncertainties around inflation, which we feel is transitory.  They see uncertainties around the delta variant that could be -- that could basically put some delay on economic growth.  But the underlying trend is a positive one.  And therefore, we feel that, that momentum on the client side may continue.

On the more specific guidance around, for example, the net interest income in Global Wealth Management, we feel that in terms of the deposit margin pressure, that that will be tapering off.  And therefore, if we continue to grow our loans, we actually expect it to improve slightly going forward.  On the Investment Banking side, specifically on the banking side, we see a very good pipeline also for the coming quarters.  So that in terms of guidance as to what we see in the next quarter.  Kirt?

Kirt Gardner

Yes.  In terms of the follow-on to your first question, I don't have a lot more to say.  I would just note that, Amit, in the second quarter, we generated $2.5 billion of capital.  And so regardless of whether or not we would have repurchased more than the, I guess, the $400 million within the quarter, we still would have ended up with a larger capital buffer.  And then I would just also re-emphasize the fact that the current capital buffer that we have affords us flexibility, which we like.  Flexibility on the strategic side, flexibility on addressing any idiosyncratic events.  And then finally, our intention is to return capital above the “around the 13%” guidance that we've indicated.  There's no change.

Amit Goel, Barclays

Okay, thank-you

Adam Terelak, Mediobanca

Yes, morning, thanks for the questions.  I wanted to return back to fees in GWM.  I suppose we spoke about the kind of the mix effects on the flows being dilutive at the margin on fees.  But clearly, last year, you saw a big step down in the back book fee margin, which has stabilized in the last few quarters.  I just wanted to get a bit more color of how that's developing, whether you think that's something we can kind of rely on going forward.  And as such, be a bit more confident on the fee margin on the stock rather than on the new flows.

And then a point on the new flows.  You've mentioned the SMA business being zero rated, but is that showing up in Asset Management revenues?  So is there a contra revenue we need to be thinking about embedding into the fee income in GWM, which is then driving up the Asset Management recurring fees opposite it?

And then secondly, just understanding the actual net new fee-generating assets, clearly, another good quarter.  I was wondering if there's any impact embedded in there on kind of a US tax seasonality, if you could quantify that?  And then just understanding why we've seen the uptick year-to-date, whether that's ongoing sales effort, whether there's an element of clients deploying cash and just how much we can kind of think about that momentum continuing into the second half of the year?  Thank-you.

Kirt Gardner

Yes.  So I think we have four questions embedded in two.  But well, let me try to pick apart both questions or the sub-questions within each of them.  In terms of our margin overall, as you mentioned, our back book has certainly been much more stable than the front book or the new volume that we’ve generated.  And indeed, it's the new volume that we're generating that has led to some of the overall averaging of the erosion, which is why, on balance, of course, we're very pleased with the revenue momentum that we're generating.  And that's what we're really focused on.  It's the net new volume across – be it SMAs as we've emphasized, or be it our advisory products that also have transaction revenue elements.  And we would remind you as well that within our clients under contract, we also generated a third -- excuse me, 30% overall of our transaction revenue from that client base in that overall asset base.

In terms of the dynamics on SMA, the SMA offering, what we came out with was actually zero overall performance fees on the Asset Management side.  And that's what really allowed us to generate the momentum that you see.  However, at the same time, it is a very attractive proposition for our Asset Management business because we are generating other related product sales into the overall SMA accounts.  And so what you see is that you actually see positive inflows on both businesses.  And you also see some positive revenue generated off of that activity in both businesses.  And we highlighted before that we expected the business overall to be net positive from a revenue generation standpoint when we crossed and I think, roughly, we said around $25 billion.  So we're well beyond that.  And that means, actually, we're seeing positive overall revenue momentum across both businesses.

In terms of the net new fee-generating assets, indeed, we did see the seasonal outflow in US taxes.  I believe, correct me, Martin, $6 [edit: 7] billion of outflows.  But still despite that, we generated strong net new inflows.  Now just importantly, the tax payments don't necessarily come from specifically our under contract products.  So some of those tax payments would have come out of deposits as well as potentially pure brokerage accounts.  I don't really have that mix, but it certainly overall did create some level of dilutions.  And despite that, we saw very good inflows.

Now why are we seeing very strong inflows?  I think it's a combination of a number of factors.  One, it's market performance has, of course, been very, very good overall in general when you see market performance.  And overall, if there's a positive risk on orientation, that tends to result in good flows.  But then combined with it, it has been just the quality of our content and our intellectual property and the focus that we've had on staying close to clients and also ensuring that we're there in advising them during difficult and challenging market times.  That, in turn, is resulting in positive momentum.

And of course, the final point is you're seeing that we're innovating in terms of the new products that we're introducing.  I mentioned overall about the life theme mandates, which have been very popular, or what we're doing within sustainability, so it's that part of our offering as well, which is also reinforcing, I think, the momentum that we're seeing.

Adam Terelak, Mediobanca

Great, thank-you for covering all of that.

Magdalena Stoklosa, Morgan Stanley

Thank-you very much and congratulations on the results.  Just two quick questions from me, please.  The first one is on the Investment Bank.  I'm just curious kind of where in the IB from here are you actually interested in wallet share gains?  Kind of either by business or by geography or kind of -- or both kind of combined?

And my second question is about My Way because, of course, it explains to us what it is.  But how do you see it developing from here as that kind of example of scale customization?  And also, how big of a theme do you think it's going to be for you kind of going forward?  I mean this customization theme kind of seems to be quite huge in the US, particularly not only on the investment, but also kind of tax side.  But how do you see it developing in Europe and I suppose globally from here?  Thank-you.

Ralph Hamers

Thank-you, Magdalena.  On the first one, in terms of where we would see the Investment Bank to go from here.  First, let's also congratulate them on a very good quarter.  It's one that stands out, and you know that they put a lot of scrutiny on themselves and we put a lot of scrutiny on their activity as well.  And they have always worked very hard to show the model.  And this quarter, they're showing it.  So I would want to congratulate my teams there for doing a really good job.

Having said that, clearly, going forward, as said, you have to look at the Investment Bank as an integral part of our strategy in terms of how do we deliver the best of UBS to our clients.  And if we then indicate that we want to particularly focus additional resources for growth in the US and Asia Pacific, then that is not necessarily only a Wealth Management story, that is also the story for Asset Management and also the story for Investment Banking.  So in terms of how we see things developing, we expect that activities will be higher in these two regions and, therefore, across the different business divisions as we have them.  You can expect us to focus on those regions if it comes to fuelling extra growth.

Now on your last question on My Way.  Yes, I think that if you go about our “strategy on a page” in which we have been very clear as to what we feel are customer promise is and needs to be going forward, the personalized aspect, specifically in our business, is crucial.  But that personalized aspect is not necessarily a tailor-made offering, but it's personalized and relevant.  And if you do things personalized and relevant, it basically means that you apply quite some artificial intelligence and technology in order to advise your clients for the right solutions vis-à-vis their needs.  And that is what we would call mass -- well, customization at scale, as you called it.  It is certainly a technique that the technology firms and the platforms -- have made them to be so successful because that's the service that we're all used to.  But you can't do that credibly, by the way, in a personalized and relevant way, if the execution of it thereafter is not flawless.  And therefore, and that rounds up our total customer promise.

And My Way, and we have variants to My Way as well, is a complete digital dashboard in which our clients can use in changing their mandates, the allocation to the different asset categories, to the different regions, to the different investor themes, if you will, and just see what the effect is on their portfolio and take the decisions like that.  At this moment, it is certainly a tool that is used by our client advisers to take our clients through.  And that is what makes it very successful.  Our clients really like it.  And we want to roll it out to other regions as well.

Magdalena Stoklosa, Morgan Stanley

Thank-you.

Jernej Omahen, Goldman Sachs

Good morning.  Can you hear me well?

Ralph Hamers

Yes, we can.

Jernej Omahen, Goldman Sachs

Wonderful.  Okay.  Good morning from my side as well.  So just -- I'll limit myself to two questions as well.  So Archegos, obviously, a huge issue in the first quarter,  and I recall that the discussion at the time went along the lines of what will be actions specific to each of the institutions be, and then secondly, whether there's going to be a broader regulatory response to the businesses that were affected.  And just on the second question, I was wondering whether you anticipate any further regulatory, broad industry-wide regulatory response from either FINMA or any of your other regulators globally?

And the second question I wanted to ask you is on credit risk.  So again, extremely benign quarter, so a continuation of benign credit quality trends.  Is there anything that you see that's on the horizon that worries you that could change that?  Thank-you very much.

Ralph Hamers

Yes.  Thank you, Jernej.  Well, first on Archegos.  As many other institutions that were involved, the regulators -- and not only FINMA, but all regulators across the different continents -- have been looking at our lessons learned.  We have shared all of our lessons learned, any information and the outcomes of our reviews with those regulators in order to show them how we're learning, in order to show them what can be improved, but also in order to show them that if we don't improve on the regulations around transparency in this field, that there's only so much you can do.  And therefore, we do expect that also the overall transparency of this business should further improve. So that is the first point.

The second point, and actually, what was the second point again?  Oh yes, on the credit risk, we're not a big lender in terms of like big industry exposures, big corporate exposures, et cetera, et cetera, et cetera.  So clearly, we play on the leveraged finance side as part of larger deals where we see that the market is still pretty -- still has a lot of appetite, let me put it that way.  We have our own standards in terms of accepting leverage multiples, et cetera, our underwriting standards.  We sell down very quickly thereafter.  We manage that very strictly.

And then specifically in the area of the Wealth Management side on the credit risk, if you look at our -- what we would then call front-book production, we actually see the expected risk cost there to be lower than the back book.  So in terms of the quality of the production, that looks to be better than the back book.  It's a 15 basis point front book versus 36 basis points of the back book.  And also as a percentage of total loans, we don't see non-standard loans, as we would call them, increasing as a percentage.  So in terms of all the different parameters that one can follow in order to ensure that the book does not deteriorate in quality, we feel comfortable.

Jernej Omahen, Goldman Sachs

Alright, thanks very much.

Andrew Lim, Societe Generale

Hi, good morning.  Thanks for taking my questions.  I'd like to drill down a bit deeper following Kian's questioning earlier.  Just looking at the past few years and comparing what's happened in the past 12 to 18 months, there really does seem to have been a step change in your improvement in the operating leverage.  Just looking at pre-COVID-19, maybe it's a coincidence, who knows?  But for those years, post-GFC, AuM increased, revenues increased, but you always seem to pay away in high costs, maybe regulatory costs, higher remuneration.  But your efficiency ratio seemed to fluctuate around the mid-70s level.  But now you suddenly seem to be pushing that efficiency ratio down to the low 70s and on an adjusted basis, even below that even.  And I just want to get a sense on you as to why you think this has changed?  Is it lower cost structure that you have to deal with now?  Or are you seeing also a combination of better revenue growth coming through in all your divisions?  I just like to get your opinion on that.

And then secondly, in GWM, can you give us a sense of how your clients there are treating their cash levels?  Is it still at an elevated level?  Or are they putting more money to work?  And is that contributing towards a higher fee income there?  Thank-you.

Ralph Hamers

I'll take the first question.  Kirt takes the second question.  So on the first question, Andrew, I think it's a mix of everything, honestly.  It's a focus on technology investments in order to generate scale.  It's a focus on technology investments in standardization that has been -- is paying off as we speak.  And we're doing that across the firm with our One Wealth Management platform in Europe and with our Wealth Management Americas Platform in the US, with our Asset Management platform as well.  So basically, you see that looking for these scale opportunities on the platform side and on the technology side -- that has worked.  I mean clearly, some investments needed to go into that and some investments still will have to go into that.  But with that, we have scalable platforms technology-wise.

But still, that is technology as an enabler.  The next steps here are how do we make the technology as a differentiator.  And also for that, we actually feel that if you really put a lot of scrutiny to our technology investments, then we can actually yield much more with the same budget.  So that's what we have done on one side.

What we've done on the other side is clearly focus on growth -- focus on growth in our Wealth Management Americas Platform.  Our team has been focusing on improving our financial advisors' quality, improving our financial advisors’ productivity as well.  And that's also what we have been doing in Asia regarding the quality and the productivity of our client adviser.

And then thirdly, clearly, you also need a bit of luck, and the markets have been really good for us as well.  So it's a combination of those.

And then maybe as the last one, and I think that Kirt has alluded to that as well, is that the base load of cost, and when I started here nine months ago, we really kind of focused on that as well.  How do we continue to manage the base load of cost as flat as possible?  Clearly, we are growing volumes.  Clearly, we are growing the revenues.  Clearly, we're growing clients.  But can we, one way or the other, manage the base load of cost as fixed as possible?  And if you then correct for some of the restructuring charges, the foreign exchange as well as the variable pay elements, you see that we are actually keeping our cost growth at 1%.  And I think it's -- and that's a combination of technology investments, strict cost discipline and prioritization across divisions that we have just started in the last two months where, basically, we really look at where can we get the best return for our additional investment in dollars.

Kirt Gardner

Just to answer your second question on cash levels.  The trend that we saw is that there continues to be, of course, an awful lot of liquidity overall in the market.  We actually saw our deposit volumes increase, I think probably for the sixth consecutive quarter, and that's kind of consistent with the high levels of cash that our clients have.

Now at the same time, we did see inflows into investments. We also saw, specifically, there were outflows from money markets -- and that was certainly related to the SPAC volumes, where you saw the creation of SPACs in the first quarter, resulted in quite a bit of build-up of money market deposits.  And as these SPAC volumes tapered off, you actually saw some of the outflows from money markets.  But clients continue to maintain a relatively high level of liquidity.

Andrew Lim, Societe Generale

That’s great, thank-you very much.

Patrick Lee, Santander

Hi, good morning everyone, thanks for taking my questions.  Just going back to the Global Wealth Management, and I think it's related to the previous question.  But I just want to ask a few questions on the scalability and compensation for the financial advisers.  So clearly, a record second quarter, first half in terms revenues and in terms of flows.  But at the same time, variable compensation to FAs actually went up by 31% in the second quarter and I think around 20% as a whole of first half, while advisors’ numbers actually went down at the same time by around 3%.  But I don't want to over-interpret a few quarterly numbers, and I think it's important that people get paid, et cetera.  But is there some growing pressure in terms of compensation in the Wealth Management division as this division becomes more and more profitable?

And I guess related to that, what are the key KPIs for financial advisors in terms of what relative weights would you put on things like income, total income, recurring income and transaction income and inflows?

Kirt Gardner

Yes.  Patrick, I think as you highlighted, we saw an increase in FA comp, but that pretty much is commensurate with increasing compensable revenue.  So the formula is very straightforward.  We pay off the grid.  We do that every quarter.  We're actually happy to see FA comp go up because that means revenue is going up.  But what's most important, if you look at the US business, the overall cost-to-income ratio came down almost 6 percentage points year-on-year.  So what you're seeing is, yes, there's more compensable revenue, but we're generating leverage off of that.  Also very importantly, we're seeing higher levels of lending in net interest income, which actually pays very little off the grid, and so that has a much higher margin overall.

Now in terms of what we see is critical overall performance indicators for all of our advisors, certainly, it's what we've communicated.  It's net new fee-generating assets.  I mean that for us is what is most important to ensure that we're generating continued momentum that our clients and our FAs are close to our clients and are actually leveraging the solutions and the content that we have that we can put to work.  Secondly, it's net new lending, and continuing to see positive net new lending flows is also important for us.  We measure our FAs as well on economic profitability.  That's critical, so that they're mindful of the capital that they're deploying.

Patrick Lee, Santander

Great, thank-you.

Ralph Hamers

Okay.  As far as I know, there's no further questions, so I'm about to close this call.  I'd like to thank you all for being available and going through the material already this morning and coming up with your questions.  You know that our team here is always ready to kind of guide you further in terms of some of the details that may still be out there that you need answers to, so please call us.

Just in summary, we had a very strong quarter, strong commercial momentum, strong financial performance and strong progress on some of the strategic initiatives that we've taken as we have shown through the slides.  We will continue to be relentlessly focused on execution vis-à-vis our clients, but also on a further review of some of the activities and making sure that we are sharpening further our strategy going forward to ensure that these results become more and more sustainable.  So thank-you very much, and talk to you soon.

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The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2020 and UBS’s First Quarter 2021 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to “Alternative Performance Measures” in the appendix of UBS’s Quarterly Report for the second quarter of 2021 for a list of all measures UBS uses that may qualify as APMs.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  July 21, 2021